EXHIBIT 4.1

April 11, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Checkers Drive-In Restaurants, Inc. (the Company) under the date of April 4, 2005, we reported on the consolidated financial statements of the Company as of and for the years ended January 3, 2005 and December 29, 2003, and management’s assessment of internal control over financial reporting as of January 3, 2005 and the effectiveness of internal control over financial reporting as of January 3, 2005. On April 5, 2005, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated April 5, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with any of the statements made under Item 4.01(b).

Very truly yours,

/s/ KPMG LLP